Exhibit 99.118

SOLARBANK CORPORATION

COMPENSATION, CORPORATE GOVERNANCE AND NOMINATING COMMITTEE CHARTER

January 30, 2024

Revised: February 26, 2024

SOLARBANK CORPORATION

COMPENSATION, CORPORATE GOVERNANCE AND NOMINATING COMMITTEE CHARTER

1.	Purposes

The purposes of the Compensation, Corporate Governance and Nominating Committee (the “Committee”) of the Board of Directors (the “Board”) of SolarBank Corporation (the “Company”) are:

(i)	to assist the Board in monitoring, reviewing and approving compensation policies and practices of the Company and administering the Company’s share compensation plans;

(ii)	identify and recommend to the Board individuals qualified to be nominated for election to the Board;

(iii)	recommend to the Board the members and Chair for each Board committee; and

(iv)	develop and recommend corporate governance principles for the Board of the Company.

2.	Committee Responsibilities with Respect to Compensation

The Committee’s responsibilities with respect to compensation shall be:

a)	reviewing and making recommendations to the Board with respect to the overall compensation strategy and policies for directors, officers and employees of the Company, including executive officer and management compensation criteria, corporate and personal goals and objectives (see Schedule “A”);

b)	reviewing and making recommendations to the Board with respect to the corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluating the performance of the Chief Executive Officer in light of those goals and objectives, and recommending to the Board the compensation level of the Chief Executive Officer based on this evaluation;

c)	reviewing and making recommendations to the Board with respect to the compensation of the Chairman of the Board;

d)	reviewing and making recommendations to the Board with respect to the annual compensation of all other executive officers and directors of the Company;

e)	reviewing and making recommendations to the Board, as appropriate, in connection with the Company’s succession planning with respect to the Chief Executive Officer and other senior executive officers;

f)	administering the Company’s Share Compensation Plan, and any other Stock Option Plan, Restricted Share Unit Plan or Deferred Share Unit Plan that may be in effect from time to time, in accordance with the terms of such plans;

g)	making recommendations to the Board with respect to the Company’s incentive compensation and equity-based plans that are subject to Board approval;

h)	reviewing and approving the annual public disclosure in the information circular relating to executive compensation of the Company; and

i)	reviewing the results of the annual CEO evaluation prior to submission to the Nominating and Corporate Governance Committee and the Board.

3.	Committee Responsibilities with Respect to Corporate Governance

The Committee’s responsibilities with respect to corporate governance shall be:

a)	Reviewing the Company’s corporate governance policies and procedures on a periodic basis and making recommendations to the Board respecting amendments to the following Corporation policies, as applicable:

i)	Disclosure Policy;

ii)	Code of Business Conduct and Ethics;

iii)	Whistleblower Policy; and

iv)	Insider Trading Policy and any other policy dealing with trading in the Company’s securities; and

v)	Such other policies as may be enacted by the Board.

b)	Reviewing disclosure in the Company’s public disclosure documents relating to corporate governance practices and recommending any necessary changes;

c)	Proposing agenda items and content for submission to the Board related to corporate governance issues and providing periodic updates to the Board on recent developments in corporate governance; and

d)	Developing and implementing an adequate process for the formal assessment of the performance and effectiveness of the Board, its Committees and the Board and Committee chairs.

4.	Committee Responsibilities with Respect to Corporate Governance

The Committee’s responsibilities with respect to nomination and succession shall be:

a)	In advance of each annual shareholder meeting, consider the size and composition of the Board (including tenure length) with a view to determining the impact of the number of directors, the effectiveness of the Board and recommend to the Board, if necessary, a reduction or increase in the size of the Board;

b)	Determine the skills and qualifications necessary for individual directors and determine the expertise and skill set required of the Board as a whole in light of the Company’s business and stage of development;

c)	Consider the diversity of the board composition, including whether targets have been adopted for women, visible minorities, Aboriginal people and people with disabilities on the board or in executive officer positions;

d)	Consider the competencies and skills that each new nominee will bring to the boardroom whether or not each new nominee can devote sufficient time and resources to his or her duties as a director;

e)	Based on the determinations made under sections (a), (b), (c) and (d), recommend to the Board nominees to fill vacancies on the Board and management nominees to be recommended for election as directors at annual shareholder meetings;

f)	Seek out candidates to fill Board positions and assist the Company in attracting qualified individuals to act as Board members based on the determinations made in sections (a), (b), (c) and (d);

g)	Assess the independence of all Board members taking into account the rules and regulations of any securities regulatory authorities and/or stock exchanges that may be applicable to the Company; and

h)	Establish an orientation and education program for new members of the Board and provide opportunities for continuing education of all directors to ensure their knowledge and understanding of the Company’s business remains current.

5.	Other Committee Responsibilities

The Board and Committees of the Board

The Committee is responsible for identifying and making recommendations to the Board as to the structure of the Board and the committees of the Board to be constituted from time to time and the structure of those committees. The committees of the Board will at all times, in addition to the Committee, include an Audit Committee and a Compensation Committee. The Committee will review the Board Mandate and the Charter of each committee of the Board and make recommendations to the Board with respect thereto in order to ensure that all aspects of corporate governance of the Company and its management and the performance of the Company’s obligations to its shareholders, employees and members of the public are being effectively reviewed.

Assessment of the Board and its Committees

The Committee is responsible for arranging for annual surveys of the directors to be conducted with respect to their views on the effectiveness of the Board, its committees and the directors. In conjunction therewith, the Committee will assess the effectiveness of the Board, as well as the effectiveness and contribution of each of the Board’s committees and will report to the Board thereon. Such assessment will take into account the responsibilities of the Board and each committee, the position descriptions applicable to the chair of the Board and the chairs of each committee and the annual survey of directors, as well as the competencies and skills that each individual director is expected to bring to the Board and its committees, attendance at Board and committee meetings and overall contributions made to the Board and its committees.

Position Descriptions

The Committee is responsible for reviewing and making recommendations to the Board regarding the position descriptions for the chair of the Board, and each chair of a committee of the Board.

Principal Occupation Changes and Other Directorships

The Committee is responsible for reviewing the continued appropriateness of Board membership upon a director changing his or her principal occupation or ceasing to be an officer of the Company and making recommendations to the Board thereon. The Committee is also responsible for reviewing a director’s acceptance of additional positions as a corporate director with for-profit corporations at arm’s length to the Company and making recommendations to the Board thereon.

Orientation and Continuing Education

The Committee is responsible for reviewing and making recommendations to the Board regarding orientation and education programs to be undertaken for all new members of the Board and continuing education programs to be made available to members of the Board.

Insurance and Indemnification of Directors

The Committee is responsible for assessing the directors’ and officers’ insurance policy and making recommendations relating to its renewal or amendment or the replacement of the insurer. Subject to applicable law and the articles and by-laws of the Company, the Committee is also responsible for administering all policies and practices of the Company with respect to the indemnification of directors and officers by the Company and for approving all payments made pursuant thereto.

Miscellaneous Matters

The Committee is responsible for monitoring and making recommendations with respect to the following matters:

a)	shareholder and investor issues including the adoption of shareholders rights plans and related matters;

b)	policies regarding management serving on outside boards;

c)	retirement policy for directors based upon age, health or other considerations;

d)	the minimum equity investment in the Company in the form of common shares to be maintained by non-management Board members and the time period over which such investment may be made;

e)	the Company’s charitable and political donation policies;

f)	the Company’s Code of Business Conduct and Ethics and compliance therewith, including the granting of any waivers from the application of the Code;

g)	the Company’s Insider Trading Policy and compliance therewith, including reviewing systems for ensuring that all directors and officers of the Company who are required to file insider reports pursuant to the Policy do so;

h)	the Company’s Corporate Disclosure Policy, if any, and compliance therewith; and

i)	the retainer, subject to the Committee’s approval and at the expense of the Company, of outside advisors for individual members of the Board in appropriate circumstances and the procedures relating thereto.

6.	Responsibilities of the Committee Chair

The fundamental responsibility of the Committee Chair is to be responsible for the management and effective performance of the Committee and provide leadership to the Committee in fulfilling its mandate and any other matters delegated to it by the Board. To that end, the Committee Chair’s responsibilities shall include:

a)	working with the Chairman of the Board (and the Lead Independent Director, if applicable), the Chief Executive Officer and the Corporate Secretary to establish the frequency of Committee meetings and the agendas for meetings;

b)	providing leadership to the Committee and presiding over Committee meetings;

c)	ensuring that the Committee is properly organized and effectively discharges its duties;

d)	facilitating the flow of information to and from the Committee and fostering an environment in which Committee members may ask questions and express their viewpoints;

e)	reporting to the Board with respect to the significant activities of the Committee and any recommendations of the Committee;

f)	leading the Committee in reviewing and assessing the adequacy of its mandate and evaluating its effectiveness in fulfilling its mandate; and

g)	taking such other steps as are reasonably required to ensure that the Committee carries out its mandate.

7.	Powers of the Committee

The Committee:

a)	shall have the authority to retain and obtain advice and assistance from a compensation consultant, outside legal or other adviser in its sole discretion;

b)	shall assess the independence of any compensation consultant, legal counsel or other adviser that provides advice to the Committee (other than in-house legal counsel), pursuant to the rules and regulations of any securities regulatory authorities and/or stock exchanges that may be applicable to the Company (provided, however, that the Committee is not required (i) to retain a compensation consultant, legal counsel or other adviser that is independent, or (ii) to implement or act consistently with the advice or recommendations of the compensation consultant, legal counsel or other adviser, and may exercise its own judgment in fulfillment of the duties of the Committee);

c)	shall be directly responsible for the appointment, compensation and oversight of the work of any compensation consultant, legal counsel and other adviser retained by the Committee;

d)	shall receive appropriate funding from the Company, as determined by the Committee, for payment of reasonable compensation to a compensation consultant, legal counsel or any other adviser retained by the Committee; and

e)	may delegate any part of its authority or responsibilities to individual members and subcommittees.

8.	Qualifications, Appointment and Removal

a)	The Committee shall consist of at least two members each of whom shall be appointed by the Board annually and as vacancies arise. If an appointment of the members of the Committee is not made as prescribed, the incumbent members shall continue as such until their successors are appointed.

b)	Any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member on ceasing to be a Director.

c)	All of the members of the Committee shall be directors whom the Board has determined are independent, taking into account the rules and regulations of any securities regulatory authorities and/or stock exchanges that may be applicable to the Company, and each member of the Committee must be an “Independent Director” as such term is defined in the Nasdaq Listing Rule 5605(a)(2) and otherwise in accordance with Nasdaq Listing Rule 5605(d)(2).

d)	The Chairman of the Committee shall be appointed from time to time by the Committee members, taking into account the rules and regulations of any securities regulatory authorities and/or stock exchanges that may be applicable to the Company.

The foregoing requirements are subject to any exemptions, exceptions, cure periods or phase-in accommodations that may be available to the Company under applicable securities laws and stock exchange rules.

9.	Conduct and Frequency of Meetings

a)	The time and place of the meetings of the Committee, the calling of meetings and the procedure in all things at such meetings shall be determined by the Chair of the Committee.

b)	A majority of the Committee will constitute a quorum. No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present in person or by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

c)	The Committee shall meet at least once per year.

d)	The Committee may invite such directors, officers and employees of the Company and advisors as it sees fit from time to time to attend meetings of the Committee and assist thereat in the discussion and consideration of matters relating to the Committee. During each meeting of the Committee, the Committee will meet with only Committee members present in person or by other permitted means.

e)	The Chief Executive Officer shall not be present during voting or deliberations on his or her compensation.

10.	Reporting

a)	The Committee shall report to the Board through the Chair of the Committee following each meeting on the major discussions, recommendations and decisions made by the Committee.

b)	The Committee, through the Chair of the Committee, shall report annually to the Board on the Committee’s responsibilities and how it has discharged them.

Adopted by the Board on January 30, 2024, and revised on February 26, 2024.

Schedule “A”

Key Elements of Management Compensation	Detailed Criteria
Base Salary	Level of responsibility, experience, and expertise.

Demonstrated leadership, time commitment, personal commitment and attitude.

Review public disclosure available for comparable companies and, at the discretion of the Committee, the results of a report prepared by an independent consultant to assist in determining the competitiveness of base salary, bonuses, benefits and stock options paid to each of the executive officers of the Company.

Assessment of whether base salary compensation is within the range of compensation demonstrated by industry peers.

Bonus Plan	Assessment of operating and financial performance of the Company as compared to annual goals and objectives.

Assessment of the efforts and results of eligible participants as compared to stated goals and objectives.

Application of the relative weighting of corporate and personal objectives as applicable to each eligible participant.

Assessment of adherence to corporate policies.

Options/RSUs	Review of total option/RSU grants outstanding and individual awards during preceding fiscal year.

Review of public disclosure available for comparable companies including review of independent consultant’s report, if applicable, to determine the competitiveness of option awards.

Assessment of awards relative to positions, performance, and what is considered competitive in the industry.

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